SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                  PURSUANT TO RULES 13d-1(b), (c), and (d) and
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                                (Amendment No. 4)


                            Datastream Systems, Inc
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)


                                   238124 10
                                 (CUSIP Number)


                               December 31, 1999
             (Date of Event Which Requires Filing of This Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                     _ Rule 13d-1(b)
                                     _ Rule 13d-1(c)
                                     X Rule 13d-1(d)
                                     --

                         (Continued on following pages.)

                              (Page 1 of 5 Pages)

===============================================================================


CUSIP No.  238124 10 1                13G                  Page  2 of 5 Pages
                              (Amendment No. 4)

-------------------------------------------------------------------------------
   1   Name of Reporting Person:  Larry G. Blackwell
       I.R.S. Identification No. of Above Person (Entities Only):

-------------------------------------------------------------------------------
   2   Check the Appropriate Box if a Member of a Group           (a) ___
                                                                  (b) ___

-------------------------------------------------------------------------------
   3   SEC Use Only


-------------------------------------------------------------------------------
   4   Citizenship or Place of Organization

       United States of America

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
        Number of            5  Sole Voting Power: 3,554,154
         Shares
                          -----------------------------------------------------
      Beneficially           6  Shared Voting Power:  N/A
        Owned By
                          -----------------------------------------------------
          Each               7  Sole Dispositive Power:  3,554,154
        Reporting
                          -----------------------------------------------------
       Person With           8  Shared Dispositive Power:  N/A

-------------------------------------------------------------------------------
   9   Aggregate Amount Beneficially Owned by Each Reporting Person:
       3,554,154
-------------------------------------------------------------------------------
  10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ___

-------------------------------------------------------------------------------
  11   Percent of Class Represented by Amount in Row (9):  17.7%

-------------------------------------------------------------------------------
  12   Type of Reporting Person:  IN

===============================================================================

                              (Page 2 of 5 Pages)

Item 1(a).  Name of Issuer:

            Datastream Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            50 Datastream Plaza
            Greenville, South Carolina  29605

Item 2(a).  Name of Person Filing:  Larry G. Blackwell

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            50 Datastream Plaza
            Greenville, South Carolina  29605

Item 2(c).  Citizenship:  United States of America

Item 2(d).  Title of Class of Securities: Common Stock, $.01 par value per share

Item 2(e).  CUSIP Number:  238124 10 1

Item 3.    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
            (c), check whether the person filing is a:

            (a) __ Broker or dealer registered under Section 15 of the Exchange
                   Act;

            (b) __ Bank as defined in Section 3(a)(6) of the Exchange Act;

            (c) __ Insurance Company as defined in Section 3(a)(19) of the
                   Exchange Act;

            (d) __ Investment Company registered under Section 8 of the
                   Investment Company Act;

            (e) __ An investment adviser in accordance with
                   Rule 13d-1(b)(1)(ii)(E);

            (f) __ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

            (g) __ A parent holding company or control person , in accordance with Rule 13d-1(b)(1)(ii)(G);

            (h) __ A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act;

            (i) __ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

            (j) __ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


                              (Page 3 of 5 Pages)

Item 4.     Ownership.

            (a)   Amount beneficially owned:  3,554,154 shares

            (b)   Percent of class:  17.7%

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:
                                                                3,554,154 shares

                  (ii)  Shared power to vote or to direct the vote:  0

                  (iii) Sole power to dispose or to direct the disposition of:
                                                                3,554,154 shares

                  (iv) Shared power to dispose or to direct the disposition of:0

Item 5.        Ownership of Five Percent or Less of a Class.

                Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

                 Not applicable.

Item 7.        Identification and Classification of the Subsidiary Which
                Acquired the Security Being Reported on by the Parent Holding Company.

                Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

                Not Applicable.

Item 9.        Notice of Dissolution of Group.

                Not Applicable.

Item 10.       Certification.

                Not Applicable.



                    [Signature appears on following page.]


                              (Page 4 of 5 Pages)

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                2/7/2000
                                                --------
                                                 (Date)


                                           /s/ Larry G. Blackwell
                                           ----------------------
                                             Larry G. Blackwell
                                    President and Chief Executive Officer
                                          Datastream Systems, Inc.










                              (Page 5 of 5 Pages)